UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.B, DII.A

U.S.A.

NASDAQ:

DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL’S 2006 FOCUS:  HIGHER MARGIN PRODUCTS,

LOW COST EFFICIENT PRODUCTION

Montreal, June 21, 2006 — Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) told shareholders attending today’s annual general meeting all efforts are on ensuring that operations company-wide are running smoothly and are contributing to profitability. Stating that there have been positive developments as well as some challenges over the past year, President and CEO, Martin Schwartz, detailed what is being done in each division to maximize output and introduce higher price point products. “RTA in particular has needed and received considerable attention. We have been disappointed with our returns in this segment for some time and are working aggressively to turn things around.”

Dorel’s track record spells success

Mr. Schwartz said Ameriwood has an integrated plan in place to launch new products, build on strong brands and seek out new customers. These initiatives have produced very concrete results. “We have a much wider customer base, plus an enhanced new product development capability which has resulted in a flow of numerous exciting, new products and allows for faster speed-to-market. The combination of domestically and offshore production is working well. Availability and the cost of particle board have pressured margins, however customer price increases are being implemented and will take effect through the year.

“Dorel has been in the RTA furniture business for over 25 years and traditionally we have done well, even when some of our competitors have not. The industry is now in transition which I believe will result in significant change. I am confident that Dorel will emerge as a thriving industry force,” said Mr. Schwartz.

Company’s other furniture business contributing to Home Furnishings segment

Dorel’s other Home Furnishings businesses performed well in 2005 and are off to a good start this year.  Dorel Asia, which designs and sources furniture, had another record year. The division has an impressive 4-year combined annual growth rate of 79% in revenue and 66% in earnings from operations. Cosco Home & Office repositioned its furniture business in 2005. Long known for its folding furniture, the division took significant steps to re-establish itself as a source of decorative furniture.  This focus is expected to provide greater revenue and margin growth.  Futons continue to be a strong performer. New models have been developed with value added features.

Juvenile looks to higher margin products domestically and abroad

The Juvenile segment had a satisfying year and prospects are good through 2006. Dorel Juvenile Group USA has several new product launches planned this year. While the opening or popular price point is still important, many new and refreshed items have been designed to address higher price points and create higher margins. Speed-to-market is an important factor for customers and DJG USA has been working directly with its vendor partners to more quickly develop products.

Dorel Europe will introduce line extensions to its popular Quinny and Loola juvenile travel systems. With further higher price point new product initiatives, another good year is anticipated abroad. Dorel Europe has a well-balanced customer portfolio with no single customer reaching 10% of sales and the top five below 25%. New sales opportunities are being sought outside Europe, as there is a clear consumer appeal for its premium-priced products.

Dorel Distribution Canada experienced its first full year with an expanded mandate encompassing most of Dorel’s product segments. 2006 is expected to see good organic growth, not only in juvenile but with new programs in RTA and folding furniture.

Dorel has strategy to outperform bicycle market

Mr. Schwartz said that while Pacific Cycle continues to sell more bicycles than any other US bicycle company, the North American bicycle market has been steady with little change to the 17 to 18 million units sold annually. Pacific is now seeking to generate additional dollars, focused on the mid to high price point categories. With the leading mass merchant market share, Pacific tops the industry both in dollars generated, at 25%, and units sold-30%. The Schwinn brand is as strong as ever, with GT and Mongoose close behind.

Pacific launched a line of gas-powered motor scooters in 2005. There were 38 dealers selling the units in February, and since they received their EPA certification earlier this Spring, there are now over 120 dealers. At an annual rate of 20%, the motor scooter market is the fastest growing in the motorcycle segment. With higher gasoline prices prompting many to be more energy conscious, scooters are likely to become even more popular. Pacific also entered the metal swing set business, under the Playsafe brand. A full line of back yard recreation products, such as trampolines and soccer nets, is also planned.

“While the bike industry is not an easy one, we are confident that we have the products, the brands, the relationships and a clear strategy to outperform the market. We remain pleased with the 2004 Pacific Cycle acquisition as it is the foundation on which to build a much larger recreation business. We are looking into a number of new lines, including electric products to capitalize on the emerging trend in personal transportation which will utilize a new technology incorporating light weight batteries,” stated Mr. Schwartz.

Dorel has become increasingly successful at creating products the market wants and at the right prices. “We need to manufacture efficiently whether in North America or in Asia, ensuring low cost, quality production. We also must deal effectively with issues such as raw material supply and pricing. Key objectives are to stabilize margins, develop products at higher price points and continue to take costs out of production. Our established Dorel China operations are a significant component of the Company’s overall strategy,” concluded Mr. Schwartz.

Profile

Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 4,500 people in fourteen countries. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as the California Closets license; Cosco Home Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

June 21, 2006